Exhibit 23(b)



                      Consent of Independent Accountants



We consent to the incorporation by reference in the Registration Statement on Form S-8 of Arch Chemicals, Inc of our report dated March 21, 2000 except for the information presented in Note 27 for which the date is October 26, 2000 relating to the consolidated balance sheets of Hickson International plc and its subsidiaries at December 31, 1998 and 1999 and the related consolidated profit and loss accounts and cash flow statements for each of the two years in the period ended December 31, 1999, which appear in the Form 8-K/A of Arch Chemicals, Inc dated August 22, 2000, filed on November 2, 2000.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Leeds, England
22 January 2001